UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1 )*
Ivanhoe Mines Ltd.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
46579N
(CUSIP Number)
Ben Mathews
Rio Tinto plc
6 St. James’s Square
London SW1Y 4LD
United Kingdom
+44 (0) 20 7930 2399
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
George Karafotias
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP
United Kingdom
+44 (0) 20 7655 5576
September 11, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46579N	SCHEDULE 13D	Page	2	of	18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑ (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		175,447,400 common shares (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

175,447,400 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,447,400 common shares (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.4 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)

HC, CO

CUSIP No.	46579N	SCHEDULE 13D	Page	3	of	18 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rio Tinto International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☑ (See item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		175,447,400 common shares (see Items 3 and 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

175,447,400 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,447,400 common shares (see Items 3 and 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.4 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)

CO

Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”) on November 3, 2006 (the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended and supplemented by replacing clause (i) of the seventh paragraph of Item 3 with the following text:
“(i) the 20th business day following the date, provided that such date is within three years of the First Closing Date (the “Approved OT Investment Contract Date”), that is the latest of (x) the date upon which the Company, or a subsidiary of the Company, enters into an investment agreement with the Government of Mongolia in respect of the Company’s Oyu Tolgoi copper and gold mineral development project (the “OT Project”) in Mongolia’s South Gobi region that is mutually acceptable to the Company and RTIH (an “Approved OT Investment Contract”), (y) the date upon which the Company’s board of directors approves the Approved OT Investment Contract and (z) the date upon which RTIH notifies the Company that the Approved OT Investment Contract is acceptable and”
     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following text to the end of the eighth paragraph of Item 3:
“The Company Shareholder Approval of the Company Shareholder Approval Matter was obtained on November 30, 2006, such date being within 60 days of the First Closing Date.”
     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following text to the end of the twelfth paragraph of Item 3:
“The Company Shareholder Approval of the Company Shareholder Approval Matter was received at the Special Meeting on November 30, 2006.”
     Item 3 of the Schedule 13D is hereby amended and supplemented by replacing clause (i) of the thirteenth paragraph of Item 3 with the following text:
     “(i) the Approved OT Investment Contract Date; and”
     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following text to the end of Item 3:

Page 4 of 18 Pages

“Oyu Tolgoi Interim Funding Arrangement
On September 11, 2007, RTIH and the Company executed a legally binding Heads of Agreement (the “Heads of Agreement”), pursuant to which a member of the Rio Tinto group (the “Lender”), to be designated by RTIH, will provide the Company with a $350 million non-revolving convertible credit facility (the “Facility”), upon the terms and subject to the conditions set forth in the Heads of Agreement. A copy of the Heads of Agreement is attached as Exhibit F hereto. The description of the Heads of Agreement contained herein is qualified in its entirety by reference to Exhibit F, which is incorporated herein by reference.
Subject to certain conditions to funding set forth in the Heads of Agreement, the Facility will be available for drawdown from October 5, 2007, or such later date as (i) all of the conditions to funding have been satisfied or, if permissible, waived by the Lender and (ii) the initial drawdown notice has been given by the Finance Committee (as defined in the Heads of Agreement) on behalf of the Company to the Lender, but which date will be no later than November 30, 2007 (the “Funding Date”) until September 12, 2010 (the “Maturity Date”). The initial drawdown under the Facility must be for a minimum of $150 million. Subsequent drawdowns must be for a minimum of the lesser of $25 million and the undrawn amount of the Facility. The aggregate amount of drawdowns under the Facility may not exceed $350 million. The Company and RTIH will establish a Finance Committee which will be responsible for drawdowns on the Facility.
Interest on the outstanding principal amount of the Facility (the “Loan”) will accrue from and after the Funding Date until the Facility is repaid in full. The Loan will bear interest during each three month period at LIBOR (as defined in the Heads of Agreement) plus 3.3 per cent per annum calculated on an actual over 360 days basis. The first interest period will commence on the Funding Date. If no Default (as defined in the Heads of Agreement) has occurred and is continuing on the last date of an interest period, the interest on the Loan then accrued will be added to the Loan. Once $108 million in interest on the Loan has been added to the Loan, all additional interest on the Loan will be paid by the Company in immediately available funds to the Lender. There will be no separate commitment fee for the Facility.
If any amount payable by the Company is not paid when due (whether at the Maturity Date, by acceleration or otherwise), interest will accrue on such unpaid amount at the aggregate of LIBOR, the then applicable margin and an additional margin of 2 per cent per annum.
After the Funding Date, the Lender will have the right, at any time and from time to time upon three business days’ prior written notice to the Company, to convert all or part of the outstanding principal of, and accrued interest, if any, on the Facility (the “Loan Amount”) into Shares at a price of $10.00 per Share, subject to customary adjustments for corporate actions (the “Conversion Price”). If the Loan Amount has not previously been repaid in full and no Default has occurred and is continuing, the Loan Amount will be automatically converted into Shares on the Maturity Date at the Conversion Price.
The Heads of Agreement provides that on the Funding Date, the Company will issue to RTIH or such other member of the Rio Tinto group as RTIH may direct, and RTIH or such member, as the case may be, will subscribe for, share purchase warrants (the “Series C Warrants”) exercisable to purchase an additional 35,000,000 Shares for an aggregate subscription price of $1,000. RTIH expects to obtain the funds for the purchase of the Series C Warrants from the working capital of Rio Tinto. Subject to customary adjustment for corporate actions, each Series C Warrant will be exercisable to purchase one Share at a price of $10.00 per Share during the period commencing on the Funding Date and ending five years thereafter. RTIH expects to obtain the funds for the purchase price payable upon the exercise of the Series C Warrants from the working capital of Rio Tinto. At any time and from time to time and subject to customary adjustment for corporate actions, only such number of Series C Warrants as is equal to the number of Series C Warrants issued (whether or not outstanding) multiplied by the Funding Proportion may be exercised. The Funding Proportion is equal to the lesser of one and the result obtained by dividing (i) the sum of all drawdowns under the Facility (whether or not outstanding) and all interest on the Facility added to the outstanding principal amount of the Facility by (ii) $350 million.”

Page 5 of 18 Pages

Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text to the end of the sixth paragraph of Item 4:
“Bret Clayton, currently Chief Executive of the Copper Group at Rio Tinto has been appointed to the Company’s board of directors as the Rio Tinto Representative.”
     Item 4 of the Schedule 13D, with effect from the Funding Date, shall be amended and supplemented by replacing the eighth paragraph of Item 4 with the following text:
“Pursuant to the Private Placement Agreement, if, at any time prior to the exercise or expiry of all of the Series A Warrants and Series B Warrants, RTIH exercises its right to purchase all or part of the Anti-Dilution Shares to which it is entitled, RTIH will also be entitled to receive, for no additional consideration, a number of additional share purchase warrants (the “Anti-Dilution Warrants”) that would result in RTIH having the right to acquire, pursuant to the exercise or conversion of all outstanding Convertible Securities beneficially owned by one or more members of the Rio Tinto group, a number of Shares that, upon issuance, would represent the same percentage of the outstanding Shares that RTIH would have beneficially owned if all of the then outstanding Convertible Securities owned by one or more members of the Rio Tinto group had been fully exercised immediately before the issuance of the Dilutive Issuer Shares and Anti-Dilution Shares. Each Anti-Dilution Warrant will entitle RTIH to purchase one Share at a price equal to the issue price per share of the Anti-Dilution Shares. If, when the Anti-Dilution Warrants are issued, any Series A Warrants remain unexercised and outstanding, that number of the Anti-Dilution Warrants bearing the same proportion as such outstanding number of Series A Warrants bears to the total number of Series A Warrants and Series B Warrants outstanding will have the same terms and attributes as the Series A Warrants and the remainder of the Anti-Dilution Warrants will have the same terms and attributes as the Series B Warrants, provided that, notwithstanding the foregoing, the expiry date of the Anti-Dilution Warrants will be at least one year from the date of issuance.”

Page 6 of 18 Pages

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text after the ninth paragraph of Item 4:
     “Equity Financing Right of First Offer
The Heads of Agreement provides that, if, at any time and from time to time until five years after the Funding Date, the Company is contemplating to, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, or issue any Shares or Convertible Securities to any person other than a member of the Rio Tinto group in any transaction (an “Equity Financing Transaction”), except for certain exempt transactions, the Company may only effect such Equity Financing Transaction subject to a right of first offer of RTIH (the “Right of First Offer”), exercisable within 30 days of receipt of notice of the contemplated Equity Financing Transaction.”
     Item 4 of the Schedule 13D, with effect from the Funding Date, shall be amended and supplemented by replacing clauses (ii) and (iii) of the tenth paragraph of Item 4 with the following text:
“(ii) prior to having fully exercised all of the Series A Warrants and the Series B Warrants, directly or indirectly acquire, alone or jointly or in concert with any other person, any Shares or any securities convertible into or exchangeable for Shares (“Convertible Securities”) (other than the Shares or Convertible Securities acquired through an issuance made by the Company or, with the consent of the Company, from Robert M. Friedland or any of his affiliates) representing, in the aggregate, more than 6.65 per cent of the then issued and outstanding Shares from time to time, or
(iii) after having fully exercised all of the Series A Warrants and the Series B Warrants, directly or indirectly acquire, alone or jointly or in concert with any other person, any Shares if, following such acquisition, the Rio Tinto group and all persons with whom the Rio Tinto group is acting jointly or in concert, would beneficially own or exercise control or direction, or be deemed, under applicable law, to beneficially own, or exercise control or direction over, (excluding any Shares issuable upon the conversion, exchange or exercise of any Convertible Securities) more than 46.65 per cent of the then issued and outstanding Shares.”
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text after the tenth paragraph of Item 4:
“If the Company has terminated the Strategic Purchaser Covenant or given notice to RTIH of its intention to terminate the Strategic Purchaser Covenant and, as a result of the exercise of the Right of First Offer, the Rio Tinto group and all persons with whom the Rio Tinto group is acting jointly or in concert, would beneficially own or exercise control or direction, or be deemed, under applicable law, to beneficially own, or exercise control or direction over (assuming the conversion, exchange or exercise of all Convertible Securities held by them), more than 46.65 per cent of the then issued and outstanding Shares, the foregoing restrictions as set forth in the Private Placement Agreement will be deleted in their entirety.”

Page 7 of 18 Pages

     Item 4 of the Schedule 13D, with effect from the Funding Date, shall be amended and supplemented by adding the following text after the fourteenth paragraph of Item 4:
“If, at any time, the Rio Tinto group and all persons with whom the Rio Tinto group is acting jointly or in concert, would beneficially own or exercise control or direction, or be deemed, under applicable law, to beneficially own, or exercise control or direction over (assuming the conversion, exchange or exercise of all Convertible Securities held by them), more than 46.65 per cent of the then issued and outstanding Shares, the restrictions described in the previous two paragraphs will not apply to the Transfer of any Shares by any of them provided that after such Transfer the Rio Tinto group and all persons with whom the Rio Tinto group is acting jointly or in concert continue to beneficially own or exercise control or direction, or be deemed, under applicable law, to beneficially own, or exercise control or direction over (assuming the conversion, exchange or exercise of all Convertible Securities held by them), more than 45 per cent of the then issued and outstanding Shares.”
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text after the fifteenth paragraph of Item 4:
“In February 2007, the Company established and transferred all of the Myanmar Assets to a trust of which none of the Company, RTIH, Robert M. Friedland, their respective affiliates, any person who owns more than 5 per cent of the Company, RTIH or their respective affiliates, any person related to any of them or any person that is a resident of Myanmar or the United States or controlled by a resident of Myanmar or the United States are trustees or beneficiaries.”
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text before the penultimate paragraph of Item 4:
     “Facility Agreement
The purpose of the Facility is for RTIH to provide to the Company interim financing with respect to the development of the OT Project pending the execution of the Approved OT Investment Contract.”
     Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the penultimate paragraph of Item 4 with the following text:
“Although Rio Tinto and RTIH have no present intention to acquire securities of the Company other than pursuant to the Private Placement Agreement, the Shareholders’ Agreement or the Heads of Agreement, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the Private Placement Agreement and the Heads of Agreement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by them in the open market, in privately negotiated transactions or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of Rio Tinto and RTIH specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of Rio Tinto and RTIH currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Rio Tinto and RTIH; the taxation implication of any such action; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.”

Page 8 of 18 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following text after the first paragraph of Item 6:
     “Oyu Tolgoi Interim Funding Facility
The Company will not be permitted to make prepayments of the Loan Amount.
The Facility will rank in priority to other current and future indebtedness of the Company, except for indebtedness incurred or to be incurred in relation to its asset-backed commercial paper investments, provided that recourse in respect thereof is limited solely to such investments and not to any other assets of the Company. The Company must ensure that its subsidiaries do not incur any indebtedness except for indebtedness incurred by non-material subsidiaries solely to finance their own businesses and operations, including, without limitation, project-related finance debt, provided that recourse in respect thereof is limited solely to the assets of such non-material subsidiaries and not to the Company, any of the material subsidiaries or any of their respective assets.
Security for the Facility will comprise (i) pledges of and first ranking charges over the shares of the material subsidiaries of the Company other than Ivanhoe Mines Mongolia Inc. LLC (the “OT Subsidiary”) and SouthGobi Energy Resources Ltd. and its subsidiaries, (ii) first ranking charge over the 2 per cent net smelter returns royalty that the Company purchased from BHP Exploration Pty. Ltd. and (iii) a general security agreement between the Lender and the Company granting first ranking charges over all assets of the Company, subject to the preceding paragraph. The security will terminate (a) 60 days following the Approved OT Investment Contract Date if no Default has occurred and is continuing at such time or (b) upon the repayment or conversion in full of the Facility in accordance with the terms thereof.
The Lender may call the Loan Amount upon delivery of notice (the “Demand Notice”) to the Company (i) contemporaneously or within 30 days of the completion of the Second Tranche Private Placement, (ii) contemporaneously or within 30 days after the exercise by RTIH of any Series A Warrants, Series B Warrants and/or Series C Warrants having an aggregate exercise price equal to or greater than the Loan Amount on the date of exercise, (iii) following a Change of Control, and (iv) upon an Event of Default (as defined in the Heads of Agreement). If the Lender calls the Loan Amount, the Company must repay the Loan Amount within five business days of receipt of the Demand Notice and the Facility will be canceled.

Page 9 of 18 Pages

On or before the Funding Date, the Company, RTIH and the Lender will enter into an agreement pursuant to which the Company will agree that the repayment of the Loan Amount pursuant to a Demand Notice delivered in accordance with clauses (i) or (ii) of the preceding paragraph may be satisfied by RTIH transferring to the Lender such amount of the subscription price of the Second Tranche Private Placement or the exercise price of any Series A Warrants, Series B Warrants or Series C Warrants as is necessary to repay the Loan Amount.
Following and within 30 days after the completion of (i) an equity financing by the Company or any of its subsidiaries (including a financing of debt convertible into equity but excluding (x) a financing that is made solely to one or more members of the Rio Tinto group or (y) a financing that is made by a subsidiary of the Company in which the proceeds of such financing is solely to fund the operations of one or more mineral exploration or mine development projects owned directly or indirectly by that subsidiary (other than the OT Project) or (ii) the sale by the Company or any of its subsidiaries of any assets (including shares of any subsidiary of the Company) with an aggregate value in excess of $50 million, in each case, the Lender may deliver a notice to the Company requiring the funds therefrom to be used to repay the Loan Amount or such portion thereof as is equal to such proceeds (each such payment a “Mandatory Repayment”). A Mandatory Repayment will not cancel the Facility.
The Heads of Agreement provides that until the Funding Date, the Company (i) will not cause or permit an Adjustment Event (as defined in the Private Placement Agreement) to occur; and (ii) will not issue any Shares or Convertible Securities except pursuant to certain exempt transactions. The Company has agreed to certain other covenants and also made certain representations pursuant to the Heads of Agreement.
The Heads of Agreement provides that, until five years after the Funding Date, the Company will not, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, or issue any Shares or Convertible Securities to a person who is not a retail investor or an institutional investor who meets certain prescribed criteria under the Private Placement Agreement (any such person, a “Strategic Purchaser”) if, following such acquisition, the Strategic Purchaser and all persons with whom the Strategic Purchaser is acting jointly or in concert, would beneficially own or exercise control or direction over, or be deemed, under applicable law, to beneficially own, or exercise control or direction over, more than 5 per cent of the then issued and outstanding Shares (the “Strategic Purchaser Covenant”). The Company may terminate the Strategic Purchaser Covenant upon 60 days’ notice to RTIH.
The description of the Heads of Agreement contained herein is qualified in its entirety by reference to Exhibit F, which is incorporated herein by reference.

Page 10 of 18 Pages

Equity Financing Right of First Offer
The Heads of Agreement provides that, if, at any time and from time to time until five years after the Funding Date, the Company is contemplating to, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, or issue any Shares or Convertible Securities to any person other than a member of the Rio Tinto group in any Equity Financing Transaction, except for certain exempt transactions, the Company may only effect such Equity Financing Transaction subject to the Right of First Offer, exercisable within 30 days of receipt of notice of the contemplated Equity Financing Transaction.”
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following text after the second paragraph of Item 6:
“Pursuant to the Heads of Agreement, the Company has agreed that it will apply all amounts borrowed by it under the Facility exclusively on expenditures in accordance with, as applicable, the Operations Budget and Plan or the Suspension Plan (each as defined in the Heads of Agreement). No part of the amount borrowed by the Company under the Facility may be spent on or in relation to any project other than the OT Project, except that up to $17.5 million of such amount may be spent on or in relation to other projects located in Mongolia. Any departure in the application of amounts borrowed under the Facility from the Operations Budget and Plan or the Suspension Plan, as applicable, must be agreed by the unanimous vote of the Technical Committee. Notwithstanding the foregoing, if RTIH has appointed the chairman of the Technical Committee, any departure in the application of amounts borrowed under the Facility from the Operations Budget and Plan or the Suspension Plan may be agreed by a majority vote of the Technical Committee. These obligations will survive any repayment, conversion or cancellation of the Facility, except that upon a Mandatory Repayment resulting from the sale by the Company or any of its subsidiaries of any assets with an aggregate value in excess of $50 million, these obligations will not apply in respect of the amount of such Mandatory Repayment.
Pursuant to the Heads of Agreement, the Company has agreed that it will apply not less than 90% of the proceeds from the exercise of the Series C Warrants to fund expenditures in respect of operations at the OT Project.”
     Item 6 of the Schedule 13D, with effect from the Funding Date, shall be amended and supplemented by replacing the last sentence of the third paragraph of Item 6 with the following text:
“RTIH’s right of first refusal is inoperative unless, at the time the Company proposes to make any such disposition, Rio Tinto and its affiliates beneficially own (disregarding any unissued Shares underlying unexercised Series A Warrants or Series B Warrants), in the aggregate, a number of Shares that is equal to or greater than the First Tranche Private Placement Shares.”

Page 11 of 18 Pages

     Item 6 of the Schedule 13D, with effect from the Funding Date, shall be amended and supplemented by replacing the seventh paragraph of Item 6 with the following text:
“The Technical Committee will consist of two members from the Company, two members from RTIH and a fifth member who will act as the chairman of the Technical Committee and as the senior manager of the OT Project. The chairman of the Technical Committee will be an individual reasonably acceptable to both the Company and RTIH. The Company has the right to appoint the chairman of the Technical Committee during the (i) first five years following the First Closing Date or (ii) first three years following the First Closing Date if the Second Tranche Private Placement is completed during such three year period. The Company’s President and Chief Executive Officer, John Macken, will serve as the first chairman of the Technical Committee and senior manager of the OT Project. RTIH will have the right to appoint the chairman of the Technical Committee and senior manager of the OT Project after (i) five years of the First Closing Date or (ii) three years of the First Closing Date if the Second Tranche Private Placement is completed during such three year period.”
     Item 6 of the Schedule 13D, with effect from the Funding Date, shall be amended and supplemented by replacing the last sentence of the eighth paragraph of Item 6 with the following text:
“Thereafter, RTIH’s right to appoint members and be represented on the Technical Committee will terminate if, at any time, the Rio Tinto group beneficially owns, in the aggregate, a number of Shares that is less than the First Tranche Private Placement Shares.”
      Item 6 of the Schedule 13D, with effect from the Funding Date, shall be amended and supplemented by replacing the tenth paragraph of Item 6 with the following text:
“During the (i) five year period following the First Closing Date or (ii) three year period following the First Closing Date if the Second Tranche Private Placement is completed, the unanimous consent of all Technical Committee members will be required for matters involving (a) asset or property acquisitions or contractual commitments requiring expenditures exceeding $100 million, (b) acquisitions of interests in land or mineralization within the geographical areas comprising the OT Project requiring expenditures exceeding $10 million, or (c) any material amendments to the existing OT Project long term mine plan or the adoption of any new long term mine plan.
Upon and after the Funding Date, the Company will cause the OT Subsidiary to appoint a nominee of RTIH as the Managing Director of the OT Subsidiary who (i) will report to the chairman of the Technical Committee, (ii) will be responsible for the matters set out in a position description to be agreed by the Company and RTIH on or before the Funding Date and (iii) may be replaced by RTIH at any time and from time to time.

Page 12 of 18 Pages

Upon and after the Funding Date, the Company will cause the OT Subsidiary to appoint a nominee of RTIH as the Finance Director of the OT Subsidiary who (i) will report to the Managing Director, (ii) will be responsible for the matters set out in a position description to be agreed by the Company and RTIH on or before the Funding Date and (iii) may be replaced by RTIH at any time and from time to time.”
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

E	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.

F	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.

Page 13 of 18 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 12, 2007

Rio Tinto plc

/s/ R.P. Dowding
Signature

R.P. Dowding / Deputy Secretary
Name/Title

Rio Tinto International Holdings Limited

/s/ I.C. Ratnage
Signature

I.C. Ratnage / Director
Name/Title

Page 14 of 18 Pages

SCHEDULE A
Rio Tinto plc
Directors and Executive Officers
     The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:

Present Principal
Name	Occupation	Business Address	Citizenship
Directors

Paul Skinner	Chairman of Rio Tinto	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Tom Albanese	Chief Executive of Rio Tinto	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America

Guy Elliott	Finance Director of Rio Tinto	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Sir Rod Eddington	Chairman of JPMorgan	6 St. James’s Square London SW1Y 4LD United Kingdom	Australia

Ashton Calvert	Non-executive director of Rio Tinto	6 St. James’s Square London SW1Y 4LD United Kingdom	Australia

Sir David Clementi	Chairman of Prudential plc	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Vivienne Cox	Executive Vice-President of BP plc	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Mike Fitzpatrick	Director of Squitchy Lane Holdings	6 St. James’s Square London SW1Y 4LD United Kingdom	Australia

Page 15 of 18 Pages

Present Principal
Name	Occupation	Business Address	Citizenship
Richard Goodmanson	Executive Vice President and Chief Operating Officer of DuPont	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America

Andrew Gould	Chairman and Chief Executive Officer of Schlumberger Ltd.	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Lord Kerr	Chairman of the Court and Council of Imperial College, London	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

David Mayhew	Chairman of Cazenove Group plc	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Sir Richard Sykes	Director of Rio Tinto and director of Lonza Group Ltd.	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Executive Officers

Bret Clayton	Chief Executive of the Copper group	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America

Preston Chiaro	Chief Executive of the Energy group	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America

Eric Finlayson	Head of Exploration	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Oscar Groeneveld	Chief Executive of the Aluminum group	Level 33 55 Collins Street Melbourne Victoria 3000 Australia	Australia

Keith Johnson	Group Executive, Business Resources	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Page 16 of 18 Pages

Present Principal
Name	Occupation	Business Address	Citizenship
Andrew Mackenzie	Chief Executive of the Diamonds and Minerals group	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Ben Mathews	Company Secretary	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Grant Thorne	Group Executive Technology and Innovation	Comalco Place 12 Creek Street Brisbane QLD 4000 Australia	Australia

Sam Walsh	Chief Executive of the Iron Ore Group	6 St. James’s Square London SW1Y 4LD United Kingdom	Australia

Page 17 of 18 Pages

Rio Tinto International Holdings Limited
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship
Directors

Dan Larsen	Head of Controllers	6 St. James’s Square London SW1Y 4LD United Kingdom	United States of America

Christopher Lenon	Head of Taxation	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Ian Ratnage	Head of Treasury	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Ben Mathews	Director	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Executive Officers

Roger Dowding	Deputy Secretary of Rio Tinto plc	6 St. James’s Square London SW1Y 4LD United Kingdom	United Kingdom

Page 18 of 18 Pages